UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

OPGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373L109

(CUSIP Number)

Versant Ventures III, LLC
Robin L. Praeger
One Sansome Street, Suite 3630
San Francisco, CA 94104
415-801-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Versant Ventures III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Robin L. Praeger (“Praeger”), Rebecca B. Robertson (“Robertson”) and Charles M. Warden (“Warden” and, with VVIII-LLC, VVC-III, VSF-III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Praeger and Robertson, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF‑III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares of common stock, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Versant Venture Capital III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,956,488 shares (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,956,488 shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,956,488 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These shares and currently exercisable warrants are held by VVC-III. Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,135,621 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to purchase 417,274 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Versant Side Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,462 shares (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,462 shares (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,462 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 0.16% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These shares and currently exercisable warrants are held by VSF-III. Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 10,720,812 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to purchase 2,465 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Brian G. Atwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Bradley J. Bolzon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Samuel D. Colella
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Ross A. Jaffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: William J. Link
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Barbara N. Lubash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Donald B. Milder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Rebecca B. Roberston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Robin L. Praeger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Charles M. Warden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,973,950 shares (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,973,950 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,973,950 shares (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes currently exercisable warrants to acquire an aggregate 419,739 shares of common stock.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares and currently exercisable warrants held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3) The percentages used herein are calculated based upon 11,138,086 shares, including 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015 and warrants to acquire an aggregate 419,739 shares, which are currently exercisable.

CUSIP No. 68373L109

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of OpGen, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 708 Quince Orchard Road, Suite 160, Gaithersburg, MD 20878.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Robin L. Praeger (“Praeger”), Rebecca B. Robertson (“Robertson”) and Charles M. Warden (“Warden” and, with VVIII-LLC, VVC-III, VSF-III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Praeger and Robertson, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) The principal business and principal business office of the Reporting Persons is Versant Ventures, One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c) The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing director of VVIII-LLC, which is the general partner of VVC-III and VSF-III.

(d) During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VVIII-LLC, VVC-III and VSF-III are organized in the State of Delaware and each of the individuals, except for Bolzon is a citizen of the United States. Bolzon is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Prior to May 8, 2015, VVC-III owned the following securities of the Company: (i) 72,166 shares of Common Stock; (ii) 1,153,229 shares of the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Stock”), (iii) 2014 Convertible Notes (the “2014 Notes”), which are convertible into shares of Series A Stock at a conversion rate of one share of Series A Stock for every $1.00 of principal, (iv) 2015 Convertible Notes (the “2015 Notes”), which are convertible into Series A Stock at a conversion rate of 1.25 shares of Series A Preferred Stock for each $1.00 of principal, and (v) 6,368 warrants exercisable into shares of the Company’s Common Stock at a price of $7.91 per share. Each share of Series A Stock automatically converts to Common Stock on a 1-to-1 basis upon the consummation of an IPO

Prior to May 8, 2015, VSF-III  owned the following securities of the Company: (i) 427 shares of Common Stock; (ii) 6,810 shares of the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Stock”), (iii) 2014 Convertible Notes (the “2014 Notes”), which is  convertible into shares of Series A Stock at a conversion rate of one share of Series A Stock for every $1.00 of principal, (iv) 2015 Convertible Notes (the “2015 Notes”), which is convertible into Series A Stock at a conversion rate of 1.25 shares of Series A Preferred Stock for each $1.00 of principal, and (v) 39 warrants exercisable into shares of the Company’s Common Stock at a price of $7.91 per share.  Each share of Series A Stock automatically converts to Common Stock on a 1-to-1 basis upon the consummation of an IPO.

On May 4, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Company (File No. 333-202478) (the “Registration Statement”) in connection with its initial public offering of 2,850,000 units, each of which consists of one share of the Company’s Common Stock, and one warrant to purchase one additional share of the Company’s Common Stock (the “IPO”) was declared effective. The IPO was consummated on May 8, 2015.

Upon consummation of the IPO, (i) 1,153,229 shares of the Series A Stock held by VVC-III automatically converted into 1,153,229 shares of Common Stock, (ii) $402,348 of 2014 Notes held by VVC-III converted into 402,348 shares of Series A Stock, which automatically converted into 402,348 shares of Common Stock, and (iii) $400,452 of 2015 Notes held by VVC-III converted into 500,565 shares of Series A Stock, which automatically converted into 500,565 shares of Common Stock. Prior to the IPO, VVC-III acquired the Series A Stock and the Notes from the Company in a series of private transactions.

Upon consummation of the IPO, (i) 6,810 shares of the Series A Stock held by VSF-III automatically converted into 6,810 shares of Common Stock, (ii) $2,377 of 2014 Notes held by VSF-III converted into 2,377 shares of Series A Stock, which automatically converted into 2,377 shares of Common Stock, and (iii) $2,366 of 2015 Notes held by VSF-III converted into 2,957 shares of Series A Stock, which automatically converted into 2,957 shares of Common Stock. Prior to the IPO, VSF-III acquired the Series A Stock and the Notes from the Company in a series of private transactions.

Additionally, on May 8, 2015, VVC-III  purchased units in the IPO, at a price of $6.00 per unit consisting of 410,906 shares of Common Stock and warrants to purchase 410,906 shares of Common Stock, and VSF-III purchased units in the IPO, at a price of $6.00 per unit, consisting of 2,426 shares of Common Stock and warrants to purchase 2,426 shares of Common Stock.  The warrants are immediately exercisable.

Item 4. Purpose of Transaction

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference.  VVC-III and VSF-III acquired such securities in the Company for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)-(b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of May 8, 2015:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power(2)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (3)
VVC-III	2,956,488	2,956,488	0	2,956,488	0	2,956,488	26.5%
VSF-III	17,462	17,462	0	17,462	0	17,462	0.16%
VVIII-LLC	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Atwood			2,973,950		2,973,950	2,973,950	26.7%
Bolzon	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Colella	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Jaffe	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Link	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Lubash	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Milder	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Praeger	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Robertson	0	0	2,973,950	0	2,973,950	2,973,950	26.7%
Warden	0	0	2,973,950	0	2,973,950	2,973,950	26.7%

(1)	VVC-III also beneficially owns currently exercisable warrants to acquire an aggregate of 417,274 shares of the Company’s Common Stock, and VSF‑III also beneficially owns currently exercisable warrants to acquire an aggregate of 2,465 shares of the Company’s Common Stock.
(2)	Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Praeger and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(3)	The percentages used herein are calculated based upon 10,718,347 shares issued and outstanding as of April 28, 2015, as reported in the Company’s final prospectus filed with the SEC on May 5, 2015.

(c)  Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the IPO, VVC-III, VSF-III and Atwood each entered into a lock-up agreement (each a “Lock-up Agreement”) pursuant to which each agreed, subject to certain exceptions, not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer any units, shares of Common Stock, warrants to purchase Common Stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, units, Common Stock or any other equity security of the Company for 180 days after the effectiveness of the Registration Statement. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement
2.	Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2015

Versant Side Fund III, L.P.

By:  Versant Ventures III, LLC
Its:  General Partner

By:  /s/ Robin L. Praeger
        Authorized Representative

Versant Venture Capital III, L.P.

By:  Versant Ventures III, LLC
Its:  General Partner

By:  /s/ Robin L. Praeger
        Authorized Representative

Versant Ventures III, LLC

By:  /s/ Robin L. Praeger
        Authorized Representative

/s/ Robin L. Praeger as attorney in fact
Brian G. Atwood

/s/ Robin L. Praeger as attorney in fact
Samuel D. Colella

/s/ Robin L. Praeger as attorney in fact
Ross A. Jaffe

/s/ Robin L. Praeger as attorney in fact
William J. Link

/s/ Robin L. Praeger as attorney in fact
Donald B. Milder

/s/ Robin L. Praeger as attorney in fact
Rebecca B. Robertson

/s/ Robin L. Praeger as attorney in fact
Bradley J. Bolzon

/s/ Robin L. Praeger as attorney in fact
Charles M. Warden

/s/ Robin L. Praeger as attorney in fact
Barbara N. Lubash

/s/ Robin L. Praeger
Robin L. Praeger